

Mail Stop 4720

December 8, 2015

Via E-mail
Scott M. Custer
President and Chief Executive Officer
Yadkin Financial Corporation
3600 Glenwood Avenue, Suite 300
Raleigh, NC 27612

> **Re:** **Yadkin Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed November 17, 2015**
> **File No. 333-208064**

Dear Mr. Custer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please revise the cover page of the prospectus to disclose that Yadkin will assume the NewBridge TRUPS and the NewBridge subordinated debt. Alternatively, you may add a cross-reference to the relevant disclosure within the prospectus.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to the Unaudited Pro Forma Condensed Financial Statements, page 32

2. Please revise the notes to present the calculation of the purchase price in a tabular format.

<u>Sandler O'Neill's Relationship, page 66</u>

3.   Please revise the last paragraph on page 66 to disclose the amount of fees paid during the past two years prior to the date of Sandler O'Neill's opinion by NewBridge to Sandler O'Neill and its affiliates. See Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

<u>Opinion of Yadkin's Financial Advisor, page 68</u>

4.   Revise the section on page 79 to disclose the compensation received by KBW for the services described. Please refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

<u>The Merger Agreement</u>

<u>Representations and Warranties, page 90</u>

5.   On page 90, you include a statement that the representations and warranties contained in the merger agreement were made solely for the benefit of Yadkin and NewBridge and that investors should not rely on those representations and warranties. Please note that disclosure regarding an agreement's representations, warranties or covenants (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use this disclosure, please revise it to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Yadkin Financial Corporation
December 8, 2015
Page 3

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Sven G. Mickisch, Esq.